CONSECO FINANCE CORP. AND SUBSIDIARIES
                                                                    Exhibit 12.1
                    Computation of Ratio of Earnings to Fixed
                    Charges for the years ended December 31,
                               2001, 2000 and 1999
                              (Dollars in millions)
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

                                                                           2001              2000             1999
                                                                           ----              ----             ----
Pretax income from operations:
    Net income (loss)..................................................  $ (102.7)        $ (525.3)           $ 47.9
    Add income tax benefit.............................................     (56.4)          (262.8)            (16.4)
    Add extraordinary (gain) loss on extinguishment of debt............      (6.1)             -                 2.5
    Add cumulative effect of accounting change.........................         -             45.5               -
                                                                         --------         --------            ------

       Pretax income (loss) from operations............................    (165.2)          (742.6)             34.0
                                                                         --------         --------            ------

Add fixed charges:
    Interest expense...................................................   1,234.4          1,152.4             341.3
    Portion of rental (a)..............................................       6.9              9.4               7.2
                                                                         --------         --------            ------

       Fixed charges...................................................   1,241.3          1,161.8             348.5
                                                                         --------         --------            ------

       Adjusted earnings...............................................  $1,076.1         $  419.2            $382.5
                                                                         ========         ========            ======

          Ratio of earnings to fixed charges.............................      (b)              (c)            1.10X
                                                                               ==               ==             =====



-------------------
    (a)   Interest portion of rental is estimated to be 33 percent.

    (b) For such ratio, adjusted earnings were $165.2 million less than fixed charges. Adjusted earnings for 2001 included impairment and special charges of $408.4 million as described in greater detail in the notes to the accompanying consolidated financial statements.

    (c) For such ratio, adjusted earnings were $742.6 million less than fixed charges. Adjusted earnings for 2000 included impairment and special charges of $910.0 million as described in greater detail in the notes to the accompanying consolidated financial statements.

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